UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

April 23, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PDI, Inc.

File No. 000-24249 - CF#28056

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PDI, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 8, 2010, as amended on January 28, 2011.

Based on representations by PDI, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.20.1	through March 6, 2017
Exhibit 10.20.2	through March 6, 2017
Exhibit 10.20.3	through March 6, 2017
Exhibit 10.20.4	through March 6, 2017
Exhibit 10.20.5	through March 6, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel